Mail Stop 4561

November 20, 2009

Mr. Jack Ruff
President and Chief Executive Officer
Sunair Services Corporation
1350 E. Newport Center Drive
Suite 201
Deerfield Beach, FL 33442-7712

> **Re:**   **Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-K for the year ended September 30, 2008**
> **Filed 1/13/09**
> **File No. 001-04334**

Dear Mr. Ruff:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant